UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 29, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE SHAREHOLDERS

LEGAL PUBLICATIONS

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), informs its shareholders and the market in general, under the terms of Law 13,818/19, in force since January 1, 2022 and that amended article 289 of Law 6,404/76, and also in accordance with the guidelines issued by CVM – Comissão de Valores Mobiliários through the Circular Letter/Anual-2022-CVM/SEP, the Company's legal publications will only be made in the newspaper “Valor Econômico”, with simultaneous disclosure of documents on the website of the same newspaper.

Additionally, TIM informs that the aforementioned publications will continue to be made available on the Company's Investor Relations website (https://ri.tim.com.br/).

Rio de Janeiro, July 29th, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 29, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer